SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Opportunity Funds - Credit Suisse Emerging
Markets Equity Fund (the "Fund") was held at One
Madison Avenue, 11th Floor, New York, NY 10010 on March 14, 2017. The following matter was voted upon by the shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:


			FOR		WITHHELD
Laura A. DeFelice	2,572,726	0
Mahendra R. Gupta	2,572,726
John G. Popp		2,572,726	0



Total Eligible Shares	2,833,729
Total Shares Voted	2,572,276
% of Shares Voted	90.79%